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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 3)*

                       Consolidated Silver Corporation
----------------------------------------------------------------------------
                             (Name of Issuer)

                       Common Stock, $.10 par value
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                       (Title of Class of Securities)

                                210120 10 1
                             -----------------
                              (CUSIP Number)

                             Michael B. White
                            6500 Mineral Drive
                     Coeur d'Alene, Idaho  83814-8788
                               (208) 769-4100
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              September 21, 1995
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with the statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13-d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

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                               SCHEDULE 13D


CUSIP NO.  210120 10 1

1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Hecla Mining Company 82-0126240

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  _____
     (b)  _____

3    SEC USE ONLY

4    SOURCE OF FUNDS
     00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) _____

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                         7    SOLE VOTING POWER
    NUMBER OF                 7,418,300
     SHARES
  BENEFICIALLY           8    SHARED VOTING POWER
    OWNED BY                  -0-
      EACH
REPORTING PERSON         9    SOLE DISPOSITIVE POWER
      WITH                    7,418,300

                         10   SHARED DISPOSITIVE POWER
                              -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,418,300

12   CHECK BOX IF THE AGGREGATE NUMBER IN ROW (11) EXCLUDES CERTAIN SHARES
     _____

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     78.45%

14   TYPE OF REPORTING PERSON
     CO



                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


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This Amendment No. 3 amends and supplements the Schedule 13D as previously filed and amended ("Schedule 13D") by Hecla Mining Company ("Hecla") related to the common stock ($.10 par value) of Consolidated Silver Corporation, an Idaho Corporation (the "Company"). Unless specifically defined herein, capitalized terms shall have the same meaning as set forth in Schedule 13D.

1.  Item 3 is hereby amended and supplemented as follows:

    ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The additional 1,250,000 shares of common stock ($.10 par value per share) of the Company was acquired by Hecla from authorized but unissued common shares of the Company in a transaction between Hecla and the Company pursuant to which Hecla agreed to exchange and deliver to the Company 12,500 shares of preferred stock of the Company ($100 par value per share) held by Hecla.

2.  Item 4 is hereby amended and supplemented as follows:

    ITEM 4.    PURPOSE OF TRANSACTION

               The transaction reflects Hecla's continued interest in maintaining a significant equity position in the Company while allowing the Company to eliminate the preferential rights and redemption obligations of the Company with respect to the outstanding preferred shares held by Hecla.

3.  Item 5 is hereby amended and supplemented as follows:

    ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

               (a) As of the date hereof, Hecla owned 7,418,300 shares of common stock of the Company of which 1,250,000 shares were acquired on
                    September 21, 1995.

               (b) Based on the 9,455,689 shares of common stock of the Company which were outstanding as of September 21, 1995, the 7,418,300 shares owned by Hecla as of that date represented approximately 78.45% of such outstanding shares (an increase of 1,250,000 shares).

               (c) Hecla has the sole power to vote the total number of shares listed herein.



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4.  Item 6 is hereby amended and supplemented as follows:

    ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
               ISSUER

               The information set forth under Items 3 and 4 is incorporated herein by reference.


The disclosures set forth in Schedule 13D remain in effect except as specifically amended and supplemented by this Amendment No. 3.


                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 21, 1995


                         HECLA MINING COMPANY




                         By:  /s/ Michael B. White
                            ---------------------------------
                            Name:  Michael B. White
                            Title: Vice President - General
                                     Counsel and Secretary